Exhibit 12
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2014	2013	2012	2011	2010
	($ in millions)
Earnings:
Earnings from continuing operations before provision for income taxes	$1,064.1	$590.5	$385.9	$239.0	$106.7
Add:
Fixed Charges	221.4	212.3	216.6	205.7	202.5
Amortization of capitalized interest	0.1	0.2	0.2	0.2	0.2
Total earnings from continuing operations before provision for income taxes	$1,285.6	$803.0	$602.7	$444.9	$309.4

Fixed Charges:
Interest expense	$193.4	$187.3	$194.7	$185.3	$182.1
Portion of rental expense representative of interest	28.0	25.0	21.9	20.4	20.4
	221.4	212.3	216.6	205.7	202.5
Capitalized interest	—	—	—	—	—
Total Fixed Charges	$221.4	$212.3	$216.6	$205.7	$202.5

Ratio of Earnings to Fixed Charges	5.81	3.78	2.78	2.16	1.53